Notice of Exempt Solicitation

NAME OF REGISTRANT: Berkshire Hathaway Inc.

NAME OF PERSON RELYING ON EXEMPTION: Michael Frerichs, as Trustee of the Bright Start College Savings Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: Office of the Illinois State Treasurer, 555 W. Monroe, 14th Floor, Chicago, IL 60661

This Notice and the attached written materials are filed pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

April 5, 2023

Dear Berkshire Hathaway Shareholders,

Vote FOR ITEM #5: Disclosure of Board Oversight of Climate-Related Risks

We are writing to urge Berkshire Hathaway, Inc. (“BRK” or the “Company”) shareholders to vote for Item #5 on the Company’s 2023 proxy, a proposal that recommends that the Board of Directors provide increased disclosure to shareholders on its oversight of climate-related risks.

The Proposal, which has been submitted by the Office of Illinois State Treasurer Michael Frerichs and Robeco Institutional Asset Management B.V., states:

RESOLVED, Shareholders of Berkshire Hathaway Inc. (the “Company”) request that its Board of Directors (the “Board”) disclose in their annual proxy statement how climate-related risks are being governed by the company, including, but not limited to, the audit committee’s oversight of climate risks and disclosures. The disclosure should also include:

1.	If and how the company is testing the impacts of climate-related risks on the business, including how assumptions from low-carbon scenarios would affect assumptions, costs, estimates, and valuations underlying its financial statements;

2.	The degree to which the company deems directors to be competent in climate-related risks and any internal or external training that the board received on climate and ESG matters; and

3.	If and how climate and ESG attributes are considered in director elections and succession planning.

The disclosures should be made at reasonable cost to the company and omitting any proprietary information.

Summary

Climate change and the transition to a low-carbon economy pose material risks to Berkshire Hathaway and its numerous operating companies. Given the Company’s exposure to material climate-related risks, as affirmed in the Company’s most recent Form 10-K,1 we believe that not only should the Company have clearly defined roles and responsibilities for oversight of climate-related risks, but the Company should clearly disclose how climate-related risks are being mitigated and overseen.

Such information is critical to enable shareholders to understand whether the Company – and the board in particular – has sound governance and risk oversight mechanisms in place to protect the Company from potentially adverse regulatory requirements and market changes related to the energy transition, as well as to inform investors whether the Company is effectively positioned to capitalize on opportunities presented as the economy decarbonizes. Further, given that the Audit Committee is explicitly delegated to oversee the Company’s management of “environmental and social risks such as climate change,” including oversight of “the steps management has taken to monitor and control such exposures,”2 we believe the Company should inform shareholders of what processes are in place to effectuate this broad and significant responsibility.

On this point, it is significant to underscore that in September 2022, the U.S. Securities and Exchange Commission’s Division of Corporate Finance issued a letter to the Company requesting that it “enhance” its risk management disclosures in its proxy, specifically calling for increased disclosure of existing risk oversight structures and processes.3 This incident not only reaffirms critiques about the Company’s insufficient disclosures, but it generates questions about the Company’s potential exposure to enhanced regulatory scrutiny.

Enhanced disclosure of the board’s oversight of climate risk would also allow investors to understand whether or to what extent the board is overseeing the implementation of widely adopted climate risk mitigation practices, including stress testing the Company’s long-term business model against a range of climate-related scenarios (for example, examining a scenario in which global warming is limited to well below 2°C and considering global ambitions to achieve a limit of 1.5°C).

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1 https://www.sec.gov/ix?doc=/Archives/edgar/data/1067983/000095017023004451/brka-20221231.htm

2 https://www.berkshirehathaway.com/govern/audit.pdf

3 https://money.usnews.com/investing/news/articles/2023-03-14/berkshire-hathaway-to-beef-up-risk-disclosures-following-sec-request

The Proposal also seeks information that would allow investors to understand whether or to what extent existing board directors maintain the skills, expertise, and preparedness to effectively oversee the Company’s management of climate-related risks and whether or to what extent does the Governance, Compensation, and Nominating Committee consider such skills in its identification and recruitment of candidates for the Board. We believe that the Company should inform its shareholders as to whether it is examining its operational and financial resilience under low-carbon scenarios.

1.	Climate change and the transition to a low-carbon economy pose material risks to Berkshire Hathaway and its numerous operating companies. The Company itself identified in its Form 10-K that its most important holdings are the insurance business, a freight rail transportation business, and its ownership of a group of utility and energy generation and distribution businesses. In addition to BRK’s own affirmation as to the risks of climate change and the regulation of greenhouse gas emissions to its businesses in its Form 10-K, the physical and transitional risks of climate change faced by Berkshire Hathaway’s most important holdings in these industries has been well documented.[4] In addition, Fitch Ratings recently indicated in a review on the impact of climate change on the creditworthiness of more than 1,600 companies that nearly 20% of companies could see ratings downgrades by 2035 if climate risks are not properly addressed.[5]

Highlighting these risks to the Company, in its benchmark on corporate climate reporting, the Climate Action 100+ investor initiative, which is backed by a combined $68 trillion in assets, has identified Berkshire Hathaway as the only North American company in its list of focus companies that has not met any of the disclosure criteria that are aimed at providing investors with greater insight on companies’ transition to net-zero emissions business models.6 Berkshire Hathaway’s disclosures on climate-related risks and how such risks are being mitigated and overseen are clearly behind the curve and increasingly at risk of falling behind regulatory requirements. Any further delay in disclosing how climate-related risks are being governed by the Company may have a significant effect on Berkshire Hathaway’s risk profile and long-term shareholder returns as investors further embed climate risks and opportunities into portfolio analysis and decisions.7

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4 See the Center for American Progress’ 2022 report recommending regulators identify and mitigate climate risks in the insurance industry at https://www.americanprogress.org/article/regulators-should-identify-and-mitigate-climate-risks-in-the-insurance-industry/; See the U.S. Department of Transportation’s Rail Climate Considerations at https://railroads.dot.gov/rail-network-development/environment/rail-climate-considerations; See the California Public Utilities Commission’s assessment of the climate change impacts to utility services at https://www.cpuc.ca.gov/industries-and-topics/electrical-energy/climate-change

5 https://www.pionline.com/esg/companies-not-addressing-climate-risk-face-credit-downgrades-fitch-ratings

6 https://www.climateaction100.org/company/berkshire-hathaway/

7 See the Commitment document for the Net-Zero Asset Owner Alliance at https://www.unepfi.org/wordpress/wp-content/uploads/2022/07/AOA-COMMITMENT-DOC-2022.pdf and the Net-Zero Asset Managers Commitment at https://www.netzeroassetmanagers.org/commitment/

2.	There is growing investor concern over the Board’s oversight responsibilities. At Berkshire Hathaway’s 2022 Annual General Meeting (“AGM”), the largest U.S. public pension fund, the California Employees’ Retirement System (“CalPERS”), voted against two members of the Audit Committee citing a failure to provide accurate and timely disclosure of environmental risks and opportunities, such as those associated with climate change.[8] Similarly, the world’s largest asset manager, BlackRock, voted against the Chair of the Audit Committee at the 2021 and 2022 AGMs citing concerns over the shortfalls in the company’s climate-related action planning and disclosures, as well as the lack of demonstrated oversight of this risk.[9] Equally concerning was BlackRock’s assessment in voting against the Chair of the Governance Committee at the 2021 and 2022 AGMs because the Company had failed to demonstrate meaningful engagement with institutional shareholders and furthermore provided limited disclosure on succession planning.

In a Wachtell, Lipton, Rosen, and Katz report addressing the Board’s risk oversight responsibilities, the firm indicates that directors should oversee the risk management policies and procedures designed and implemented by the Company’s senior executives and reasonably ensure that these are consistent with the Company’s strategy and risk appetite and that the policies and procedures are functioning as directed.10 If Berkshire Hathaway and the Audit Committee are indeed complying with such risk oversight responsibilities, and those specifically related to climate, the Company should inform shareholders of what processes are in place to effectuate this broad and significant responsibility.

In the proponent’s own engagement with the Company, Berkshire Hathaway has declined our invitations to meet with Board directors to discuss our concerns as shareholders with the Company’s climate-related governance structures and disclosures.

3.	The Board’s opposition statement. In its opposition statement, BRK states that climate-related risks and opportunities are addressed at the operating company level and considered by the Board and the Audit Committee. The Company recently clarified to investors, that as part of its duties and responsibilities, the Audit Committee will discuss the guidelines and policies that govern the process by which senior management assess and manage the Company’s exposure to risk, including climate change. This is an important first step that would partially align with the SEC’s proposed amendments to Regulations S-K and S-X that would require the Company to identify the relevant Board members or Board committees responsible for oversight of climate-related risks.[11] Nonetheless, and as evidenced by the SEC’s letter to the Company asking Berkshire Hathaway to enhance its risk management disclosures, BRK’s disclosures insufficiently address investor concerns with the Company’s ability to properly oversee and govern climate related risks at the parent company level. The Board and the Audit Committee have failed to disclose to investors the results of its assessment of the guidelines and policies in place at Berkshire Hathaway’s operating companies and, more importantly, the resulting overall exposure to climate-related risks. Thus, we reiterate our request that the Company should be transparent with investors and publicly disclose how the changes to the Audit Committee’s charter are being implemented.

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8 https://www.calpers.ca.gov/docs/shareowner-letter-berkshire-hathaway-apr-04-19-2022.pdf

9 https://www.blackrock.com/corporate/literature/press-release/blk-vote-bulletin-berkshire-hathaway-may-2021.pdf

10 https://corpgov.law.harvard.edu/2018/03/20/risk-management-and-the-board-of-directors-5/

11 https://www.sec.gov/rules/proposed/2022/33-11042.pdf

Countering the proponent’s request that the Company disclose the degree to which it deems directors to be competent in climate-related risks and any internal or external training that the Board received on climate and ESG matters, the Company states that its Corporate Governance Guidelines specify director qualifications that include having high integrity and a genuine interest in the Company. This response is insufficient and fails to recognize best practices related to the disclosure of board matrices12 and fails to address the Proposal’s request that disclosure include any internal or external training that the Board receives on climate and ESG matters, which is increasingly becoming commonplace at large-cap issuers identified as high-emitting companies.13 Companies within the industries where Berkshire Hathaway operates are increasingly demonstrating to their shareholders how climate-related risks are governed14 and the Proposal simply requests that the Company align with such practices for investors to better understand how climate-related risks are being mitigated and overseen.

Conclusion

Item #5 on the proxy is seeking enhanced disclosure of the Company’s governance and risk management processes so shareholders can better assess the board’s oversight of climate risk and because, in the view of the Proponent, it would be in the best interest of the long-term success of the Company.

The Proposal does not seek to dictate the strategy or day-to-day operations of the Company, but rather it seeks to provide shareholders with reasonable information by which they can better assess the Company’s oversight and management of material risks and opportunities.

We encourage all shareholders to vote FOR Item #5.

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12 See, e.g., the specific examples where a board matrix is followed by an example of a board biography that supports the board matrix in this Board Matrix Compendium at https://comptroller.nyc.gov/wp-content/uploads/2018/08/NYC-Comptrollers-Office-Matrices-Compendium-8-2018-FINAL.pdf

13 See p. 23 of ExxonMobil’s 2022 Proxy Statement at https://www.sec.gov/Archives/edgar/data/34088/000119312522098314/d280259ddef14a.htm; also see pp. 40-44 of MetLife’s 2022 Proxy Statement at https://www.sec.gov/Archives/edgar/data/1099219/000114036122016708/ny20001550x1_def14a.htm

14 See pp. 17-22 of Xcel Energy’s 2022 Proxy Statement at https://www.sec.gov/Archives/edgar/data/72903/000007290322000019/combinedproxystatement.htm; See pp. 30-36 of Union Pacific Corporation’s 2022 Proxy Statement at https://www.sec.gov/Archives/edgar/data/100885/000114036122011575/ny20001752x1_def14a.htm; See pp. 33-37 of Dominion Energy’s 2023 Proxy Statement at https://www.sec.gov/ix?doc=/Archives/edgar/data/715957/000130817923000385/d4088221-def14a.htm; See p. 8 and pp. 40-44 of MetLife’s 2022 Proxy Statement at https://www.sec.gov/Archives/edgar/data/1099219/000114036122016708/ny20001550x1_def14a.htm

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IMPORTANT NOTICE:  The cost of this communication is being borne entirely by the Office of the Illinois State Treasurer. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. Proxy cards will not be accepted by the Office of the Illinois State Treasurer or the other co-filers of the proposal. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.